Michelle L. Basil
Direct Line: 617-439-2477
Fax: 617-310-9477
E-mail: mbasil@nutter.com

May 9, 2008

VIA EDGAR AND FEDERAL EXPRESS

Kathryn McHale
United State Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Auburn Bancorp. Inc.
Form S-1, filed on March 14, 2008
File Number 333-149723

Dear Ms. McHale,

          Set forth below are the responses of Auburn Bancorp. Inc., a federal corporation in organization (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “SEC”) provided by a letter dated May 7, 2008. We are also enclosing two copies of Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been “blacklined” to highlight changes from the original filing. For convenience, each of the responses is preceded by the text of the comment from the SEC comment letter.

Recent Developments
Comparison of Operating Results for the Three Months Ended March 31, 2008 and March 31, 2007, pages 28-29

1.	Please revise the discussion related to the provision for loan losses to be consistent with the financial information provided.

The Registration Statement has been revised as requested.

Material Income Tax Consequences, page 110

2.

We note Nutter’s dependence upon managements’ conclusion as to fair market value, disclosed at the end of the first paragraph. This appears to be outside the capacity of management to determine. Also, on page 125 there is no disclosure of this conclusion in the text about management’s determination of the offering price. Please revise or advise.

The Registration Statement has been revised as requested.

Exhibits and Financial Statement Schedules, page 140

3.	Please revise the reference to Item 8.1 to indicate that the actual opinion has been filled as an exhibit, not a form of the opinion.

The Registration Statement has been revised as requested.

Exhibit 8.1

4.	You may limit your opinion as to scope but not as to persons entitled to rely on it. Please revise the last sentence of the second paragraph on page 5 to reflect this situation.

The opinion has been revised as requested.

          Please do not hesitate to contact me at (617) 439-2477 or Rena Marie Strand of this office at (617) 439-2621 with any questions or additional comments that you may have. Your assistance is appreciated.

Very truly yours,

/s/ Michelle L. Basil

Michelle L. Basil

cc (w/encl.):	Mr. Allen Sterling
Ms. Rachel Haines
Rena Marie Strand, Esq.
Kent Krudys, Esq.